

May 19, 2009

By Facsimile and U.S. Mail

Mr. Carlos Stocker
Chief Financial Officer
Amazon Goldsands Ltd.
Jiron Caracas 2226, Jesús María
Lima, Peru

> **Re: Amazon Goldsands Ltd.**
> **Form 8-K Filed May 14, 2009**
> **File No. 000-51203**

Dear Mr. Stocker:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K filed May 14, 2009

1. We note your disclosure that the former accountant's report dated March 31, 2009 which refers to your balance sheets as of December 31, 2008 and 2007 and the statements of operations, cash flows, and changes in stockholders' deficiency for the years ended December 31, 2008 and 2007, and for the cumulative period from inception, September 5, 1997, to December 31, 2008 did not contain an adverse opinion or disclaimer of opinion, nor was it qualified or modified as to

uncertainty, audit scope, going concern, or accounting principles, except that the Former Accountant's report contained an uncertainty about your ability to continue as a going concern. Please note that this disclosure must cover the last two audit reports, not just the most recent report which covers two years. Refer to Item 304(a)(1)(iv) and revise or advise.

Closing Comments

As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Mr. Carlos Stocker
Amazon Goldsands Ltd.
May 19, 2009
Page 3

You may contact John Cannarella at (202) 551-3337 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill Davis
Branch Chief